UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                            MONTEREY BAY BANCORP INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    61239H107
             -------------------------------------------------------

                                 (CUSIP Number)


                  David J. Harris, Esq., 1775 Eye Street, N.W.
                     Washington, D.C. 20006 (202) 261-3385
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 29, 1999

             ------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 2 Pages

ITEM 1.  Security and Issuer.

         This Amendment No. 5 to Statement on Schedule 13D heretofore filed on February 26, 1996 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 36 Brennan Street, Watsonville, California 95076. This statement is being filed on behalf of Josiah T. Austin and Valer Austin, both United States citizens, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company (hereinafter the "Reporting Persons") to reflect the following amendments to
Item 4 and Item 7.

Item 4.  Purpose of Transaction

         Item 4 is amended and restated to read as follows:

         The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment. Attached as Exhibit A, is a settlement agreement, dated April 29, 1999, between Mr. Austin and the Company pursuant to which Mr. Austin has agreed to refrain from participating in any solicitation of proxies in opposition to the recommendation of the Company's Board of Directors and to vote the Reporting Persons shares in favor of management's nominees for director at the Company's 1999 annual meeting of shareholders. Under the terms of the settlement agreement, the Company's board of directors have appointed Mr. Austin to become a member of the board of directors, and the Company has agreed to retain an investment banking firm to advise the board concerning various means of enhancing shareholder value.

Item 7.  Material to be filed as Exhibits

         Item 7 is amended to include:

         Exhibit A   Settlement Agreement between the Reporting Persons
                     and the Issuer.

         Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  May 4, 1999                                   /s/  Josiah T. Austin
                                                     ---------------------
                                                     Josiah T. Austin


                                                     /s/  Valer C. Austin
                                                     ---------------------
                                                     Valer C. Austin